



Lakrisha Davis & Co. Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $125,000

Offering End Date: Oct 6, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Lakrisha Davis and Company DBA The Swift Hire

Founded: 2018

Address: 1765 East 55th Street, #D6

Chicago, IL 60615

Industry: Professional Development and Training

Employees: 1

Website: www.lakrishadavis.com

Use of Funds Allocation:

If the maximum raise is met:

(33%) $41,250 – Product Development & Innovation
(33%) $41,250 – Brand Development
(30.5%) $38,125 - Marketing
(3.5%) $4,375 - SMBX capital raise fees

Social:

Facebook: 740 Followers
Instagram: 4.4K Followers
LinkedIn: 40K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$22,286	$203,558
Cash & Cash Equivalents	$20,809	$201,058
Accounts Receivable	$1,477	$2,500
Short-term Debt	$9,876	$9,448
Long-term Debt	$40,400	$0
Revenues / Sales	$153,589	$100,974
Cost of Goods Sold	$278	$0
Taxes & Licenses	$1,973	$0
Net Income	$15,856	$73,379
Gross Margins	99%	100%

Recognition:

Lakrisha Davis has a master's degree in Human Resources and has been featured in Forbes, Newsweek and Rolling Out magazine. She is the author of "Who Needs a Career Coach Anyway?: A Self-Help Career Guide for Job Seekers," and she is the recipient of the 2020 Phenomenal Woman award.

About:

Lakrisha Davis is a career development coach who has helped over 2,300 job seekers land their dream jobs. A recruiter by trade, she decided to combine her recruiting talent with her love of helping people by offering career development services. Lakrisha Davis has over 40K followers on LinkedIn, and she quickly put her passion and skill set to use. The process of assisting job seekers, as well as her experience in managing the recruiting cycle helped Lakrisha identify a solution that would solve problems for both job seekers and hiring organizations called The Swift Hire.

The Swift Hire is a new product that Lakrisha is launching. It's a video-enabled job searching platform that connects top talent with top companies. The Swift Hire will improve the candidate experience for job seekers and improve and save costs on the recruiting cycle for companies. Hiring organizations usually have their recruiting team or HR team write a job description and pay to have it posted on several platforms, like Indeed or LinkedIn, opening the floodgates to receive thousands of resumes for that open position. There is a high percentage of people that apply for the role that aren't remotely qualified, which is where the ATS (Applicant Tracking System) comes in place, but the recruiter will have to review those resumes manually to find the best match for the job description, which could take up to several 100 hours. The process of job recruiters manually screening applications to identify the job seekers that they want to set up phone interviews with can take up to several weeks. That's where the Swift Hire comes in. This innovative video platform will help the company meet the face of the job seeker much quicker. The Swift Hire creates efficiency for companies to save money and will also make the job search process more efficient for the talent. The Swift Hire allows the company to filter the type of talent they need through industry, titles or a specific skill set and then they will be presented with video elevator pitches that match the candidates that they're interested in pursuing. Through the platform, they'll be able to extend an invitation for the job seeker to apply for the position.

